

November 13, 2013

Via E-mail
Kieran M. O'Sullivan
President and Chief Executive Officer
(Principal Executive Officer)
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

  Re: CTS Corporation
    Form 10-K for the fiscal year ended December 31, 2012
    Filed February 25, 2013
    File No. 001-04639

Dear Mr. O'Sullivan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief